SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Ballantyne of Omaha, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

058516105

(CUSIP Number)

Jerry Zucker
c/c The InterTech Group, Inc.
Post Office Box 5205
North Charleston, South Carolina 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [     ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058516105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jerry Zucker

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock (the "Common Stock"), par value $.01 per share ("Share"), of Ballantyne of Omaha, Inc., a Delaware corporation (the "Issuer").  The address of the principal executive offices of the Issuer is 4350 McKinley Street, Omaha, Nebraska 68112.

Item 2.	Identity and Background
This statement is being filed by Jerry Zucker, by virtue of his purchase of certain Shares and resulting beneficial ownership of greater than 5% of the outstanding Shares of the Common Stock.
(a) Name: The name of the reporting person is Jerry Zucker.
(b) Business Address: The principal business address of Mr. Zucker is Post Office Box 5205, North Charleston, SC 29405.

(c)                                  Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization:  Mr. Zucker is the chief executive of The InterTech Group, Inc.  The InterTech Group, Inc. invests primarily in manufacturers, especially manufacturers of a wide and diverse variety of polymer and elastomer based products.  Mr. Zucker's principal business address is Post Office Box 5205, North Charleston, SC 29405.

(d) Criminal Proceedings: During the past five years, Mr. Zucker has not been convicted in a criminal proceeding (excluding traffic violations).

(e)                                  Securities Laws:  During the past five years, Mr. Zucker has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: Mr. Zucker is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Zucker purchased an aggregate of 966,600 Shares for total consideration of $1,704,240.63.  Such funds were provided from Mr. Zucker's personal funds.  From August 11, 2003 through September 11, 2003, Mr. Zucker sold all 966,600 of such Shares pursuant to open market transactions.

The information set forth in Item 4 of this Schedule 13D/A is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction
Mr. Zucker purchased the Shares for investment purposes.

The information set forth in Item 3 of this Schedule 13D/A is hereby incorporated herein by reference.
Item 5.	Interest in Securities of the Issuer
(a) Amount Beneficially Owned: As of the date hereof, Mr. Zucker beneficially owns zero Shares and, therefore, owns 0.0% of the outstanding Shares.
(b) Number of Shares as to which Mr. Zucker has:
(i) Sole power to vote or direct the vote:
-0-
(ii) Shared power to vote or direct the vote:
-0-
(iii) Sole power to dispose or direct the disposition of:
-0-
(iv) Shared power to dispose or direct the disposition of:
-0-
(c) Transactions Since the last filing:

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
Jerry Zucker	8/11/03	5000	1.63

Jerry Zucker	8/11/03	5000	1.62

Jerry Zucker	8/11/03	4500	1.70

Jerry Zucker	8/11/03	4500	1.62

Jerry Zucker	8/11/03	3000	1.70

Jerry Zucker	8/11/03	3000	1.60

Jerry Zucker	8/11/03	3000	1.56

Jerry Zucker	8/11/03	2000	1.56

Jerry Zucker	8/11/03	2000	1.56

Jerry Zucker	8/11/03	2000	1.55

Jerry Zucker	8/11/03	2000	1.50

Jerry Zucker	8/11/03	1500	1.56

Jerry Zucker	8/11/03	1500	1.56

Jerry Zucker	8/11/03	1500	1.50

Jerry Zucker	8/11/03	1000	1.56

Jerry Zucker	8/11/03	1000	1.56

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
Jerry Zucker	8/11/03	1000	1.55

Jerry Zucker	8/11/03	900	1.62

Jerry Zucker	8/11/03	900	1.50

Jerry Zucker	8/11/03	600	1.70

Jerry Zucker	8/11/03	500	1.73

Jerry Zucker	8/11/03	500	1.65

Jerry Zucker	8/11/03	500	1.63

Jerry Zucker	8/11/03	500	1.62

Jerry Zucker	8/11/03	500	1.60

Jerry Zucker	8/11/03	500	1.55

Jerry Zucker	8/11/03	500	1.50

Jerry Zucker	8/11/03	500	1.50

Jerry Zucker	8/11/03	100	1.50

Jerry Zucker	8/12/03	5000	1.55

Jerry Zucker	8/12/03	3000	1.40

Jerry Zucker	8/12/03	3000	1.40

Jerry Zucker	8/12/03	2500	1.42

Jerry Zucker	8/12/03	2000	1.55

Jerry Zucker	8/12/03	2000	1.43

Jerry Zucker	8/12/03	2000	1.39

Jerry Zucker	8/12/03	1700	1.50

Jerry Zucker	8/12/03	1500	1.45

Jerry Zucker	8/12/03	1000	1.55

Jerry Zucker	8/12/03	1000	1.45

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
Jerry Zucker	8/12/03	1000	1.43

Jerry Zucker	8/12/03	1000	1.43

Jerry Zucker	8/12/03	1000	1.43

Jerry Zucker	8/12/03	1000	1.40

Jerry Zucker	8/12/03	1000	1.40

Jerry Zucker	8/12/03	300	1.50

Jerry Zucker	8/13/03	5000	1.45

Jerry Zucker	8/13/03	5000	1.43

Jerry Zucker	8/13/03	5000	1.43

Jerry Zucker	8/13/03	5000	1.43

Jerry Zucker	8/13/03	2500	1.45

Jerry Zucker	8/13/03	2500	1.45

Jerry Zucker	8/13/03	2500	1.45

Jerry Zucker	8/13/03	2000	1.45

Jerry Zucker	8/13/03	2000	1.43

Jerry Zucker	8/13/03	1500	1.45

Jerry Zucker	8/13/03	1500	1.45

Jerry Zucker	8/13/03	1000	1.35

Jerry Zucker	8/13/03	500	1.45

Jerry Zucker	8/13/03	500	1.43

Jerry Zucker	8/13/03	500	1.43

Jerry Zucker	9/10/03	250000	1.30

Jerry Zucker	9/10/03	50000	1.31

Jerry Zucker	9/10/03	10500	1.30

Person Who Effected the Transaction	Transaction Date	Number of Shares Sold	Price Per Share
Jerry Zucker	9/10/03	10000	1.31

Jerry Zucker	9/10/03	5000	1.31

Jerry Zucker	9/10/03	5000	1.31

Jerry Zucker	9/10/03	2500	1.31

Jerry Zucker	9/10/03	2000	1.33

Jerry Zucker	9/10/03	2000	1.31

Jerry Zucker	9/10/03	1000	1.31

Jerry Zucker	9/10/03	1000	1.31

Jerry Zucker	9/10/03	1000	1.31

Jerry Zucker	9/11/03	25000	1.34

Jerry Zucker	9/11/03	484600	1.30

All purchases were effected through unsolicited brokers’ transactions on the OTC Bulletin Board.

(d)                                 Right to Receive or Power to Direct:  To the knowledge of Mr. Zucker, no person other than Mr. Zucker has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Zucker.

(e) Date Reporting Person Ceased to be 5% Owner: On September 10, 2003, Mr. Zucker ceased to be the beneficial owner of in excess of 5% of the Common Stock.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.

Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2003

/s/Jerry Zucker
Print Name: Jerry Zucker